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 FORM 3
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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
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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
    Weinbaum     Martin        K.             Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)         Smith-Gardner & Associates, Inc. (SGAI)  (Month/Day/Year)
     (Last)     (First)     (Middle)              01/28/99             --------------------------------------
   c/o Smith-Gardner & Associates, Inc.    ----------------------------  5. Relationship of Reporting           --------------------
   1615 South Congress Avenue              3. IRS Identification            Person to Issuer                 7. Individual or Joint/
----------------------------------------      Number of Reporting           (Check all applicable)              Group Filing (Check
             (Street)                         Person, if an Entity             Director          10% Owner      applicable line)
   Delray Beach     FL       33445-6368       (Voluntary)                -----            -----                X    Form filed by
----------------------------------------   ----------------------------    X   Officer           Other       -----  One Reporting
      (City)      (State)      (Zip)                                     ----- (give      -----  (specify           Person
                                                                               title below)      below)             Form filed by
                                                                             Chief Financial Officer and     -----  More than One
                                                                             Vice President - Finance               Reporting Person
                                                                         ----------------------------------
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                                      TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 4)
                                                                                 (Instr. 5)
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*If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                   (Print or Type Responses)
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FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect
                                 Exercis-  tion             Title        Number                     (I)
                                 able      Date                          of Shares                  (Instr.
                                                                                                    5)
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Employee Stock Option (right to buy)  (1)   04/01/06    Common Stock        7,500      $2.53/sh.       D              N/A
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Employee Stock Option (right to buy)  (2)   01/06/07    Common Stock       15,000      $2.53/sh.       D              N/A
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Employee Stock Option (right to buy)  (3)   04/15/07    Common Stock           93      $2.53/sh.       D              N/A
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Employee Stock Option (right to buy)  (4)   07/15/07    Common Stock           83      $2.53/sh.       D              N/A
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Employee Stock Option (right to buy)  (5)   07/28/07    Common Stock        5,000      $2.53/sh.       D              N/A
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Employee Stock Option (right to buy)  (6)   10/15/07    Common Stock           55      $2.53/sh.       D              N/A
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Employee Stock Option (right to buy)  (7)   12/15/07    Common Stock           55      $2.53/sh.       D              N/A
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Employee Stock Option (right to buy)  (8)   04/14/08    Common Stock           90      $2.53/sh        D              N/A
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Employee Stock Option (right to buy)  (9)   07/14/08    Common Stock           93        (10)          D              N/A
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Employee Stock Option (right to buy) (11)   10/14/08    Common Stock           97        (10)          D              N/A
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Employee Stock Option (right to buy) (12)   06/29/08    Common Stock       72,124        (10)          D              N/A
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Employee Stock Option (right to buy) (13)   12/14/08    Common Stock          139        (10)          D              N/A
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Explanation of Responses:

 (1) 25% of the option vested on 04/01/97 (the "Anniversary Date"), and the remaining 75% vests in twelve equal successive quarterly installments which began on the last day of the calendar quarter which includes the Anniversary Date.
 (2) 25% of the option vested on 01/06/98 (the "Anniversary Date"), and the remaining 75% vests in twelve equal successive quarterly installments which began on the last day of the calendar quarter which includes the Anniversary Date.
 (3) 25% of the option vested on 04/15/98 (the "Anniversary Date"), and the remaining 75% vests in twelve equal successive quarterly installments which began on the last day of the calendar quarter which includes the Anniversary Date.
 (4) 25% of the option vested on 07/15/98 (the "Anniversary Date"), and the remaining 75% vests in twelve equal successive quarterly installments which began on the last day of the calendar quarter which includes the Anniversary Date.
 (5) 25% of the option vested on 07/28/98 (the "Anniversary Date"), and the remaining 75% vests in twelve equal successive quarterly installments which began on the last day of the calendar quarter which includes the Anniversary Date.
 (6) 25% of the option vested on 10/15/98 (the "Anniversary Date"), and the remaining 75% vests in twelve equal successive quarterly installments which began on the last day of the calendar quarter which includes the Anniversary Date.
 (7) 25% of the option vested on 12/15/98 (the "Anniversary Date"), and the remaining 75% vests in twelve equal successive quarterly installments beginning on the last day of the calendar quarter which includes the Anniversary Date.
 (8) 25% of the option vests on 04/15/99 (the "Anniversary Date"), and the remaining 75% vests in twelve equal successive quarterly installments beginning on the last day of the calendar quarter which includes the Anniversary Date.
 (9) 25% of the option vests on 07/15/99 (the "Anniversary Date"), and the remaining 75% vests in twelve equal successive quarterly installments beginning on the last day of the calendar quarter which includes the Anniversary Date.
(10) The exercise price per share is the initial public offering price of a share of the Issuer's Common Stock upon the consummation of the Issuer's initial public offering.
(11) 25% of the option vests on 10/15/99 (the "Anniversary Date"), and the remaining 75% vests in twelve equal successive quarterly installments beginning on the last day of the calendar quarter which includes the Anniversary Date.
(12) 25% of the option vests on 06/30/99 (the "Anniversary Date"), and the remaining 75% vests in twelve equal successive quarterly installments beginning on the last day of the calendar quarter which includes the Anniversary Date.
(13) 25% of the option vests on 12/15/99 (the "Anniversary Date"), and the remaining 75% vests in twelve equal successive quarterly installments beginning on the last day of the calendar quarter which includes the Anniversary Date.

                                                                                /s/ Martin K. Weinbaum                 01/28/99
**Intentional misstatements or omissions of facts constitute Federal Criminal   -------------------------------   ------------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                        **Signature of Reporting Person          Date
                                                                                    Martin K. Weinbaum
Note. File three copies of this Form, one of which must be manually signed.                                                Page 2
  If space provided is insufficient, See Instruction 6 for procedure.

                                                     (Print or Type Responses)
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